Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company

Subject Company:  Massey Energy Company

 Commission File Number:  001-07775

This filing relates to a planned merger (the “Merger”) between Alpha Natural Resources, Inc. (“Alpha”) and Massey Energy Company (“Massey”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the “Merger Agreement”), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Massey on January 31, 2011, and is incorporated by reference into this filing.

The following presentation was made on March 9, 2011.

Alpha - Massey Integration Update

John M. Poma
March 9, 2011

Forward Looking Statements
Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;
the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including
Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Forward Looking Statements
In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ
THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER
DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus (when available)
and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural
Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor,
New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788
- 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading
“Investors” and then under the heading “SEC Filings”.
Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

• Question: When will the merger be
 complete?
• Answer: A Closing date cannot be set until
 the following steps are complete:
 » FTC approval is received
 » Joint proxy is filed
 » Shareholder approval is obtained
Closing Date

• Question: What is happening?
• Answer: Currently, we are engaged in a set up phase
 with Alpha, with teams from both companies
 meeting and exchanging information. This process
 will help Alpha understand our operations and allow
 for the Integration process.
• The next phase, kicking off at the end of March, will
 be to do joint planning where we will be
 implementing integration plans with the goal such
 that the combined company can hit the ground
 running on Day-1.
Integration Planning

Set Up Integration Teams
Operations Support
Environmental
(Greene) (Cook)
(Hernandez & Bauserman)
Operations
(Bateman)(Whitehead & Snelling)
Safety
(Gallick)(Chamberlin & Harvey)
Budgeting, Forecasting &
Treasury
Running Right
(Miller)(Duba & Jarosinski)
(Dupree)
Technical Services
(Borla)(Snelling)
Tolbert)
Integration Management Office
(Cavatoni)(Adkins & Poma)
(Purcell & Horne)
Surety, Insurance & Risk
Benefits
Legal
Corporate Culture
Communications
(Pile)(Harvey, Poma & Gillenwater)
(Pearl) (Poma & Tolbert)
Accounting & Tax
(Jones)(Palmer, Owings &
(McClure)(Gillenwater)
(Stetler)(Sumner)
(Fannin/Harrison)
(Clemens/Sears)
Sourcing
HR
(Risdon)(Hainer & Hall)
Corporate Support
IT
Sales & Marketing Logistics
(Hadary)(Harvey & Grinnan)

• Question: How will I know what is
 happening and what changes to expect?
• Answer: We have established a
 communications plan with Alpha that will
 keep employees of both companies informed
 of the integration process and progress.
Communications Plan Overview

Next Steps
Pre-Close
Day one
Survey Massey Members
News Release
Launch Intranet Site
Communication with
Employees
Town Hall Meetings
Employee Welcome
Events
Engage/empower managers
Launch Retention Related
Communications
Road Shows
Post Day One
Communicate what to
expect, what changes when
Continue to monitor &
respond to feedback

• Question: What will happen to my pay &
 benefits?
• Answer: Through 2012, Alpha is required to
 provide compensation and benefits that are no
 less favorable in the aggregate than those
 provided by Massey.
Employee Benefits

• Alpha currently has a very competitive wage and
 benefits package
• While Alpha can’t commit to a specific wage and
 benefits package at this time, Alpha will continue to
 have competitive wages and benefits to help it
 compete as a world class company.
• Alpha, like Massey, intends to succeed.
• Success requires dedicated and engaged employees.
• Companies achieve dedicated and engaged
 employees by choice not by accident.
Post 2012

Stock Conversion
• Question: What happens to my Massey stock?
• Answer:
 » All shares granted on or prior to January 27,
 2011will vest at closing
 » For each 1 share of Massey stock you own, you will
 receive 1.025 shares of Alpha stock, plus $10.00 in
 cash

Stock Options
• Question: What happens to my Massey stock
 options?
• Answer:
 » All options granted on or prior to January 27, 2011
 will vest at closing
 » All options will be converted into options for Alpha
 stock based on a conversion formula
 » The conversion will result in you owning a different
 number of options but with the same economic value
 as your Massey options just before closing

Stock Options (cont’d)
• Question: Will my option exercise price remain
 the same?
• Answer:
 » No, a new exercise price will be established based on
 the conversion formula
 » The conversion will result in you receiving the same
 economic value

Long Term Incentive Cash Awards
• Question: What will happen to Long Term
 Incentive Cash Awards?
• Answer:
 » All outstanding LTI Cash Awards granted on or prior to
 January 27, 2011 will be deemed to have been attained
 at the maximum level
 » LTI Cash Awards will be paid in accordance with their
 normal schedule
 » You must remain employed through the end of the
 applicable 3 year period

Jobs
• Question: And what will happen to jobs at Massey?
• Answer:
 » This deal is about value creation and long term growth
 • The merger will result in 3rd largest U.S. coal company by volume and
 2nd by many other measures
 • Combined company will ship 24 - 26 million Met tons
 • Combined company will have world’s largest and highest quality met reserve base
 » While there will be changes, the new company will need high quality and skilled Massey members
 • Both companies still have mining vacancies and there remain more jobs than there are miners in Central App.
 • Alpha has a track record with Foundation merger of successful integration of management team

“Sometimes our flame goes
 out, but is blown again
 into an instant flame….”
Albert Schweitzer

“This time like all times is a
 very good one if we but
 know what to do with it.”
Ralph Waldo Emerson

Doing the Right
Thing...